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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                  Lycos, Inc.
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                               (Name of Issuer)

                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                  550818 10 8
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                                (CUSIP Number)

                         Anthony R. Cerminaro, Esquire
                2301 PPG Place, Pittsburgh, Pennsylvania 15222
                                (412) 391-2727
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 5, 1997
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement.[_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover
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page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 550818 10 8
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(1) Name of Reporting Person.
    S.S. or I.R.S. Identification No. of Above Person
    Michelle Mauldin

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(2) Check the Appropriate Box if a Member of a Group
    (a)  [_]
    (b)  [X]

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(3) SEC Use Only

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(4) Source of Funds
    00

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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)  [_]

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(6) Citizenship or Place of Organization
    United States

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 Number of             (7)  Sole Voting Power
 Shares                     450,000
                       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
 Owned by                   None
                       ---------------------------------------------------------
  Each                 (9)  Sole Dispositive Power
Reporting                   450,000
                       ---------------------------------------------------------
 Person                (10) Shared Dispositive Power
  With                      None

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     450,000

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [_]

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(13) Percent of Class Represented by Amount in Row (11)
     3.3%

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(14) Type of Reporting Person
     IN
--------------------------------------------------------------------------------

 CUSIP NO. 550818 10 8

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(1) Name of Reporting Person.
    S.S. or I.R.S. Identification No. of Above Person
    Michael Mauldin

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)  [_]
    (b)  [X]

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(3) SEC Use Only

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(4) Source of Funds
    00

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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)   [_]

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(6) Citizenship or Place of Organization
    United States

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 Number of             (7)  Sole Voting Power
 Shares                     351,086
                       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power
 Owned by                   None
                       ---------------------------------------------------------
  Each                 (9)  Sole Dispositive Power
 Reporting                  351,086
                       ---------------------------------------------------------
 Person                (10) Shared Dispositive Power
  With                      None

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     351,086

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [_]

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(13) Percent of Class Represented by Amount in Row (11)
     2.5%

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(14) Type of Reporting Person
     IN

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

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Lycos, Inc., a Delaware corporation ("Lycos"). The principal executive offices of Lycos are located at 500 Old Connecticut Path Framingham, MA 01701.

Item 2.  Identity and Background

This statement is filed by the following reporting persons (collectively, the Reporting Persons," and individually, a "Reporting Person"):

1. Michelle Mauldin is a United States citizen residing at 304 Heritage Drive, Pittsburgh, Pennsylvania. Ms. Mauldin is not presently employed.

2. Michael Mauldin is a United States citizen residing at 304 Heritage Drive, Pittsburgh, Pennsylvania. Mr. Mauldin is employed by Lycos as Chief Scientist. Lycos is a provider of internet search and related services. The principal executive offices of Lycos are located at 500 Old Connecticut Path Framingham, MA 01701.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons are husband and wife residing at the same residence. In accordance with the applicable provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons must aggregate their shareholdings for the purpose of determining whether their sales under Rule 144 comply with applicable volume limitations. On May 5, 1997, Michelle Mauldin filed a Form 144 with the Securities and Exchange Commission indicating her intention to sell 50,000 shares of Lycos common stock under Rule
144. Accordingly, the Reporting Persons are required by the provisions of Rule 144 to agree to act together for the purpose of disposing of their Lycos securities under Rule 144 and are thereby deemed to have acquired beneficial ownership of the securities held by each other for purposes of Section 13(d) under the Exchange Act.

The Lycos securities owned by Michelle Mauldin were acquired by gift from Michael Mauldin on or about March 1, 1996. The Lycos securities beneficially owned by Michael Mauldin, including those securities owned by Michelle Mauldin with respect to which he is deemed the beneficial owner under Section 13(d) of the Exchange Act, were acquired by Michael Mauldin directly from Lycos in connection with assignment to Lycos of certain intellectual property rights. Of such shares, the 450,000 shares owned by Michelle Mauldin, and 325,000 of the shares owned by Michael Mauldin were originally acquired
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by Michael Mauldin in connection with the initial capitalization of Lycos in
July, 1995. Beneficial ownership of 26,086 shares by Michael Mauldin is pursuant to an option granted to Michael Mauldin in February, 1996 pursuant to the exercise of certain preemptive rights granted to Michael Mauldin in connection with said assignment of intellectual property rights. None of the shares of Lycos Common Stock acquired by the Reporting Persons is registered under the Securities Act of 1933 (the "Securities Act").

Item 4.  Purpose of Transaction

As explained in the response to Item 3, the Reporting Persons acquired beneficial ownership of the shares of Common Stock of Lycos held by each other in order to effect sales of the Common Stock under Rule 144 promulgated pursuant to the Exchange Act. Accordingly, on May 5, 1997, Michelle Mauldin filed a Form 144 with the Securities and Exchange Commission indicating her intention to sell 50,000 shares of Lycos common stock under Rule 144. Michelle Mauldin has since sold the 50,000 shares under Rule 144 during the period May 5, 1997 to May 12, 1997. While neither of the Reporting Persons has currently filed another Form 144 indicating their intention to sell additional shares of Lycos common stock under Rule 144, either or both of the Reporting Persons may do so subsequent to the filing of this statement on Schedule 13D.

Item 5.  Interest in Securities of the Issuer

As of the date of this statement, Michelle Mauldin beneficially owns 450,00 shares of Lycos Common Stock, representing approximately 3.3% of the outstanding shares of Lycos Common Stock. As of the date of this statement, Michael Mauldin beneficially owns 351,086 shares of Lycos Common Stock representing 2.5% of the outstanding shares of Lycos Common Stock, of which, beneficial ownership of 26,086 shares is pursuant to a currently exercisable option with an exercise price of $2.00 per share. Michelle Mauldin disclaims any beneficial ownership of the shares of Lycos Common Stock owned by Michael Mauldin and Michael Mauldin disclaims any beneficial ownership of the shares of Lycos Common Stock owned by Michelle Mauldin. Each Reporting Person has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Lycos Common Stock owned by the Reporting Person.

During the 60-day period prior to the date of this statement, Michael Mauldin made private sales of Lycos Common Stock in reliance on the so-called Section 4(1)(1/2) exemption under the Securities Act as follows: 62,000 shares on April 4, 1997 at a per share price of $13.78; 38,000 shares on April 7, 1997 at a per share price of $13.73; 42,500 shares on April 8, 1997 at a per share price of $14.67; 22,500 shares on April 9, 1997 at a per share price of $14.19 and 10,000 shares on April 10, 1997 at a per share price of $13.47. During the 60-day period prior to the date of this statement, Michelle Mauldin made sales of Lycos Common Stock under Rule 144 as follows. She sold 7,000 shares on May 5, 1997 at a per share price of $14.88; 3,000 shares on May 5, 1997 at a per share price of $15.13; 10,000 shares on May 6, 1997 at a per share price of $15.50; 15,000 shares on May 12, 1997 at a per share price of $16.25; and 15,000 shares on May 12, 1997 at a per share price of $16.88.

Except for each of the Reporting Persons, no other person is known to have the right to
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receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Lycos Common Stock owned by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

99.  Joint Filing Agreement dated May 15, 1997, between the Reporting Persons.


Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 15, 1997                            /s/ Michelle Mauldin
                                       ----------------------------------
                                       Michelle Mauldin


May 15, 1997                            /s/ Michael Mauldin
                                       ----------------------------------
                                       Michael Mauldin
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                                 EXHIBIT INDEX



 Exhibit                                                     Page Number
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 99.  Joint Filing Agreement dated May 15, 1997,
      among the Reporting Persons.